Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As of June 30, 2020, and for the Six Months then Ended

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, expansion of marketing and channel activities, converting prospects to customers, statements that contain projections of expected market size, results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the overall global economic environment, including the potential influence of Covid-19 on the market which the Company operates in;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy; and

●	litigation.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2019, or our Annual Report, which is on file with the Securities and Exchange Commission, or the SEC, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Introduction

Unless indicated otherwise by the context, all references in this report to “Safe-T”, the “Company”, “we”, “us” or “our” are to Safe-T Group Ltd. and its subsidiaries. All references in this report to “dollars” or “$” means United States dollars.

You should read the following discussion and analysis in conjunction with our unaudited consolidated financial statements for the six months ended June 30, 2020 and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2019 and notes thereto filed with the SEC as part of our Annual Report.

Covid-19

The spread of COVID-19 has forced us to modify its business practices (including employee travel, employee work locations and cancellation of physical participation in meetings, events and conferences). Further actions may be taken as required. In responding to the crisis, we leveraged our IT capabilities to implement remote connections with employees, customers and vendors to deliver a functional and productive work-from-home strategy.

Due to an almost complete freeze in the travel sector, we experienced a reduction of approximately 10% in revenue from the IP proxy business. At the same time, this business just recently gained new entry into the cyber-security market, which the we believes may compensate for the revenue reduction mentioned above.

Also, due to the COVID-19 lack of visibility implications, the decision making of customers in the cyber security business had slowed down, such that it may affect the pace of our growth plans for the remainder of 2020. We offered our Secure Application Access solution free-of-charge to organizations that were affected by the pandemic for a period of three months, and it was successfully deployed by several companies in Israel and the United States. Overall, we are closely monitoring all parts of the business to ensure that we can respond quickly to fluctuations in demand.

Our business, despite the resilience it has shown in the first half of the year, might not be immune to the impact that global lockdowns resulting from the pandemic are having on a number of the markets that we operate in or serve. We may experience a slowdown in the pace of new business in the second half of the year, which we plan to compensate by closely monitoring all parts of the business to make sure we can respond quickly to fluctuations in demand, as well as by executing our M&A strategy in the coming months.

Overview

We develop and market Zero-Trust Access solutions that mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Safe-T’s cloud and on-premises solutions ensure that the organization’s access practices, whether into the organization or from the organization out to the internet, are secured according to the philosophy of Zero-Trust, “validate first, access later.” This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

We generate revenue from sales of our Zero+ secure access family of products and solutions and our Secure Data Exchange (SDE) solutions for data exchange. Our sales model consists of perpetual or subscribed licenses of our products, and related services. Also, we generate Software-as-a-Service, or SaaS, revenues from our secure internet access solution and from product maintenance and customer support.

Our product license revenue consists primarily of revenue generated from the sale of our main products. License revenue can be generated through the sale of either perpetual licenses or subscribed licenses. In a perpetual license sale, the customer purchases our product, usually accompanied with one to three years of maintenance and support services. Thereafter, the customer is not obligated to continue the engagement with us, but in order to maintain maintenance and support services, including receiving updates and upgrades for our products, which are essential in order to monitor and successfully block any potential threats, they will usually purchase additional and continuous periods of maintenance and support services.

A subscribed license sale is generated when the customer elects to use our product as a service, usually for periods ranging from one to three years. This service also includes maintenance and support throughout the subscribed period, which after its expiration the customer is not entitled to use the products unless the subscription is renewed for additional periods. The price of a one-year subscription is lower than the same license sold as a perpetual license, but the cash flow renewals in later years is higher than the renewal of maintenance and support services in the perpetual licenses’ method.

Maintenance and support service renewals from the Zero+ and the SDE products are usually 15%-25% of the perpetual license price, depending mainly on the supporting hours and response times, and are important, as they represent, like subscription renewals, steady and visible cash flow growth.

SaaS revenues are generated when customers are subscribing to our NetNut IP proxy solution, from NetNut’s website, and paying for the bandwidth package they choose. The packages are usually for the earlier of one month or maximum bandwidth usage. Our revenue is recognized on a straight-line basis over the package period.

We also generate revenues from other services, such as implementation services or product development services requested by our customers to enhance the security of specific processes or applications. The services to the customer can be provided by either specific product developments or support/implementation services, which are provided at the customer’s premises.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations, income and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report.

Results of Operations

The following discussion of our unaudited results of operations for the six month periods ended June 30, 2020 and 2019, included in the following table, which presents selected financial information data, is based upon our unaudited statements of profit or loss contained in our financial statements for those periods, and the related notes.

	For the Six-Month Period Ended June 30,
U.S. dollars in thousands	2020	2019

Consolidated Statements of Profit or Loss
Revenues	2,165	821
Cost of revenues	1,121	416
Gross profit	1,044	405
Research and development expenses	793	1,373
Selling and marketing expenses	1,781	1,637
General and administrative expenses	1,495	1,628
Impairment of goodwill	800	-
Contingent consideration measurement	430	-
Operating loss	(4,255)	(4,233)
Financial income, net	2,589	1,720
Loss before taxes on income	(1,666)	(2,513)
Tax benefits	122	3
Net loss for the period	(1,544)	(2,510)

Comparison of the six months ended June 30, 2020 to the six months ended June 30, 2019

Revenues

The following table summarizes our revenues through types and regions for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

Revenues through types:

	For the Six-Month Period Ended June 30,
U.S. dollars in thousands	2020	2019

Revenues from licenses	119	328
Revenues from provision of maintenance & support services	284	360
Revenues from proxy services	1,754	119
Revenues from provision of other services revenues	8	14
Total	2,165	821

Revenues through regions:

	For the Six-Month Period Ended June 30,
U.S. dollars in thousands	2020	2019

Revenues from Israel	394	535
Revenues from North America	897	191
Revenues from Europe	365	81
Revenues from Asia-Pacific	205	5
Revenues from Rest of World	304	9
Total	2,165	821

Total revenues for the six months ended June 30, 2020 amounted to $2,165,000, compared to of $821,000 generated in the six months ended June 30, 2019. The increase in revenues compared to the first half of 2019 is due to the consolidation of revenues generated by Safe-T’s wholly owned subsidiary, NetNut Ltd., or NetNut, a provider of IP Proxy Network services throughout the entire period compared to the consolidation in 2019, which occurred only from NetNut’s acquisition on June 12, 2019 until the period end on June 30, 3019. The increase, in the amount of $1,635,000, was partially offset mainly by a reduction of $196,000 in the sales of the SDE product, as part of the Company’s strategic plan to focus on the Zero Trust solutions.

Cost of Revenues

The following table summarizes our cost of revenues for the periods presented, as well as presenting the gross profit as a percentage of total revenues. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six-Month Period Ended June 30,
U.S. dollars in thousands	2020	2019
Payroll, related expenses and share-based payment	107	144
Cost of networks, servers and internet services providers	452	33
Depreciation, amortization and impairment of intangible assets	540	198
Other	22	41
Total cost of revenues	1,121	416
Gross profit	1,044	405
Gross profit %	48%	49%

Cost of revenues for the six months ended June 30, 2020 totaled to $1,121,000 compared to cost of revenues of $416,000 for the equivalent period in 2019. The increase is mainly due to the consolidation of NetNut’s cost of revenues, primarily $419,000 in cost of networks, servers and internet service providers, as well as an increase in amortization of NetNut’s intangible assets in an amount of $463,000, partially offset by a decrease of $88,000 in costs resulting from the streamlining of support and post sales teams.

Research and Development Expenses, Net

The following table summarizes our research and development, or R&D, costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six-Month Period Ended June 30,
U.S. dollars in thousands	2020	2019
Payroll, related expenses and share-based payment	375	861
Subcontractors	314	334
Other	104	178
Total research and development expenses	793	1,373

R&D expenses for the six months ended June 30, 2020 were $793,000, compared to $1,373,000 for the six months ended June 30, 2019. The decrease is due to a reduction in the SDE solution development costs in a total amount of $810,000, partially offset by the consolidation of NetNut’s development costs in the amount of $230,000.

Sales and Marketing Expenses

The following table summarizes our sales and marketing, or S&M, costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six-Month Period Ended June 30,
U.S. dollars in thousands	2020	2019
Payroll, related expenses and share-based payment	1,038	1,049
Selling commissions	283	-
Professional fees	116	219
Marketing	200	224
Other	144	145
Total selling and marketing expenses	1,781	1,637

S&M expenses for the six months ended June 30, 2020 totaled to $1,781,000 compared to an amount of $1,637,000 for the six months ended June 30, 2019. The increase is primarily attributed to consolidation of NetNut’s sales and marketing costs in an amount of $706,000, partially offset by efficiency measures and cost reductions in overall sales, professional and marketing costs of the cyber business, in an amount of $562,000.

General and Administrative Expenses

The following table summarizes our general and administrative, or G&A, costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six-Month Period Ended June 30,
U.S. dollars in thousands	2020	2019
Payroll, related expenses and share-based payment	569	848
Professional fees	743	657
Office expenses & other	183	123
Total general and administration expenses	1,495	1,628

G&A expenses for the six-months ended June 30, 2020 totaled to $1,495,000, compared to $1,628,000 in the equivalent period in 2019. The decrease is due to a $508,000 reduction in share-based payments, partially offset mainly by an increase of $86,000 in professional fees costs as well as an increase of $217,000 due to the consolidation of NetNut’s general and administrative costs.

Impairment of Goodwill

We recorded in the six-month ended June 30 ,2020 an impairment loss of $800,000 related to our proxy services segment due to a decrease in forecasted operating results, among others, because of COVID-19 implications.

Contingent Consideration

We recorded in the six-month ended June 30 ,2020 expenses of $430,000 resulting from the additional compensation of the contingent consideration to NetNut’s former shareholders, compared to the amount that was evaluated on December 31, 2019.

Operating Loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2020 was $4,255,000, compared to an operating loss of $4,233,000 in the equivalent period in 2019.

Financial Income, Net

We had net financial income of $2,589,000 for the for the six months ended June 30, 2020, compared to net financial income of $1,720,000 for the six months ended June 30, 2019. The increase is primarily due to a reduction in the fair value of convertible debenture and derivative financial instruments liabilities, net of day 1 loss amortization recorded in the six months ended June 30, 2020 compared to the equivalent period of 2019.

Net Loss for the Period

As a result of the foregoing, our net loss for the six months ended June 30, 2020 was $1,544,000, compared to a loss of $2,510,000 during the equivalent period in 2019.

Liquidity and Capital Resources

Overview

As of August 27, 2020, our cash and cash equivalents of approximately $15.0 million were held for working capital, capital expenditures, investment in technology and business acquisition purposes. We believe that our current cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least one year. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product and service offerings, the continuing market acceptance of our products and the pursuing for strategic opportunities, including, but not limited to, strategic acquisitions. These factors and the risk inherent in the Company’s operations raise a substantial doubt as to the Company’s ability to continue as a going concern.

	For the Six-Month Period Ended June 30,
U.S. dollars in thousands	2020	2019
Net cash used in operating activities	(3,161)	(3,010)

Net cash provided by (used in) investing activities	14	(5,758)

Net cash provided by financing activities	8,337	5,954

Net increase (decrease) in cash and cash equivalents	5,190	(2,814)

Net Cash Used in Operating Activities

During the six months ended June 30, 2020, net cash used in operating activities was $3,161,000, primarily attributed to operational costs which exceeded cash flows from customers’ payments. The increase, compared to $3,010,000 used in operating activities during the six months ended June 30, 2019, is primarily attributed to a reduction in the Company’s cyber business staff as well as professional services, offset by the consolidation of NetNut’s operating activities.

Net Cash Used in Investing Activities

During the year six months ended June 30, 2020, net cash provided by investing activities was $14,000 due to investment in a cash deposit, compared to net cash used in investing activities of $5,758,000 during the six months ended June 30, 2019. The decrease is attributed almost solely to the acquisition of NetNut, which took place in the second quarter of 2019.

Net Cash Provided by Financing Activities

During the six months ended June 30, 2020, net cash provided by financing activities was $8,337,000, primarily attributed to funds from a public offering closed on April 23, 2020 with gross proceeds of approximately $8,392,000 and a registered direct offering closed on April 2, 2020 with gross proceeds of $720,000, as well as from warrants exercises.

During the six months ended June 30, 2019, net cash provided by financing activities was $5,954,000, primarily attributed to a convertible loan we received in order to finance NetNut’s acquisition.

Net Increase in Cash and Cash Equivalents

As a result of the foregoing, our cash and cash equivalents increased in the amount of $5,190,000 during the six months ended June 30, 2020, compared to a decrease in the amount of $2,814,000 during the six months ended June 30, 2019.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our equity securities. We have incurred losses and generated negative cash flows from operations since our subsidiary, Safe T Data A.R. Ltd.’s inception in February 2013.

As of August 27, 2020, our cash and cash equivalents, including short-term bank deposits, were approximately $15.0 million. We expect that our current resources will be sufficient to meet our anticipated cash needs for at least one year. However, our operating plans may change as a result of many factors that may currently be unknown to us, which may impact our funding planes. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;
●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally;
●	the magnitude of our general and administrative expenses; and

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through equity financings. There are no assurances however, that we will be successful in obtaining the level of financing needed for our operations. If we are unsuccessful in commercializing our products and raising capital, we may need to reduce activities, curtail or cease operations.